# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEABRIDGE GOLD INC, CIK 0001231346
CUSIP: 811916105
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 106 FRONT STREET EAST, SUITE 400, Toronto, Ontario, Canada (Federal Level) (Z4), 1E1
Date of event which requires filing of this statement: 03/03/2025
Filed by CIK 0001678258
Persons authorized to receive notices and communications: Thomas J. Rice, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), NY, (212) 626-4100

## Reporting persons
- FCMI Parent Co. (CIK 0001678258): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,646,236; sole dispositive power 0; shared dispositive power 15,646,236; aggregate amount beneficially owned 15,646,236 (15.61% of the class)
- PAN ATLANTIC BANK & TRUST LTD (CIK 0001268132): type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,673,611; sole dispositive power 0; shared dispositive power 10,673,611; aggregate amount beneficially owned 10,673,611 (10.65% of the class)
- Albert Friedberg (CIK 0001268239): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,700; shared voting power 16,162,335; sole dispositive power 21,700; shared dispositive power 16,162,335; aggregate amount beneficially owned 16,184,035 (16.15% of the class)
- Nancy Friedberg (CIK 0002059226): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,825; shared voting power 516,099; sole dispositive power 50,825; shared dispositive power 566,924; aggregate amount beneficially owned 566,924 (0.57% of the class)
- The Buckingham Charitable Foundation (CIK 0001977540): type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 516,099; shared voting power 0; sole dispositive power 516,099; shared dispositive power 0; aggregate amount beneficially owned 516,099 (0.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: SEABRIDGE GOLD INC
Address of issuer's principal executive offices: 106 FRONT STREET EAST, SUITE 400, Toronto, Ontario, Canada (Federal Level) (Z4), 1E1
Comment: The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada ("FCMI"), Pan Atlantic Holdings Ltd., a Barbados company (formerly known as "Pan Atlantic Bank and Trust Limited") ("PAHL"), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PAHL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company ("Global-Macro Fund") and Friedberg Mercantile Group Ltd., a Canadian corporation ("FMG") as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PAHL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PAHL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation ("Buckingham"), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014, by Amendment No. 7 thereto filed September 8, 2014, by Amendment No. 8 thereto filed November 12, 2014, by Amendment No. 9 thereto filed March 24, 2015, by Amendment No. 10 thereto filed April 8, 2015, by Amendment No. 11 thereto filed July 1, 2015, by Amendment No. 12 thereto filed November 2, 2015 by FCMI, PAHL, Ms. Friedberg, Mr. Friedberg, Buckingham and FCMI Parent Co. ("FCMI Parent"), by Amendment No. 13 thereto filed December 31, 2015, by Amendment No. 14 thereto filed January 26, 2016, by Amendment No. 15 thereto filed March 3, 2016, by Amendment No. 16 thereto filed May 25, 2017 (as so amended, the "Statement"), relating to the common stock (the "Common Shares"), of Seabridge Gold Inc., a Canadian corporation (the "Issuer"), is hereby amended with respect to the items set forth below in this Amendment No. 17, filed by PAHL, Ms. Friedberg, Mr. Friedberg, Buckingham and FCMI Parent. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby supplemented as follows: The aggregate purchase price for the 4,419,179 Common Shares acquired by PAHL on March 3, 2025 (see Item 5 below) was US$47,020,064.56. Information regarding such purchases by PAHL is set forth in Item 5. The aggregate purchase price for the 4,419,179 Common Shares purchased by PAHL came from the working capital of PAHL.

The aggregate purchase price for the 120,000 Common Shares purchased by FCMI Parent on February 18, 2025 came from the working capital of FCMI Parent.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby supplemented as follows:

PAHL acquired the 4,419,179 Common Shares reported in this Schedule 13D (Amendment No. 17), for investment purposes.

On March 3, 2025, PAHL completed the unwinding of a cash-settled total return swap transaction between PAHL and National Bank of Canada ("NBC") originally entered into on July 16, 2014 and previously disclosed in this Statement (the "TRS"). Following the unwinding of the TRS, PAHL purchased the 4,419,179 Common Shares to replace its economic exposure to the Issuer with full equity ownership in the Issuer. PAHL used cash from its working capital to acquire the 4,419,179 Common Shares through the facilities of the New York Stock Exchange.

FCMI Parent acquired the 120,000 Common Shares reported in this Schedule 13D (Amendment No. 17), for investment purposes by way of a private placement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D are hereby amended by deleting the information set forth in Item 5 of Schedule 13D (Amendment No. 16) regarding aggregate beneficial ownership of the Issuer's Common Shares by each of the Filing Persons (including the table provided as part of such information), and replacing the deleted information with the following:

On the date of this Schedule 13D (Amendment No. 17), the Filing Persons are the beneficial owners of a total of 16,234,860 Common Shares, representing 16.20% of the Issuer's issued and outstanding Common Shares. The Filing Persons' percentage beneficial ownership has been computed with respect to 100,219,669 Common Shares outstanding on February 19, 2025, as reported by the Issuer in its press release filed February 19, 2025 and in its Canadian prospectus supplement filed February 14, 2025. The number of Common Shares and the percentage of the Issuer's Common Shares beneficially owned by each Filing Person are as follows:

All Common Shares reported as beneficially owned by the Filing Persons, are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Shares beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the Common Shares owned directly by its wholly owned subsidiary, PAHL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Mr. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI Parent or PAHL and none of the trustees of Buckingham, beneficially own any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Name Shares Percentage Shares Percentage
Directly Directly Owned Owned
Owned Owned Beneficially Beneficially

PAHL 10,673,611(1) 10.65% 10,673,611 10.65%
FCMI Parent 4,972,625 4.96% 15,646,236(2) 15.61%(2)
Buckingham 516,099 0.51% 516,099(3) 0.51%(3)
Nancy Friedberg 50,825 (4) 566,924(5) 0.57%(5)
Albert Friedberg 21,700 (4) 16,184,035(6) 16.15%(6)

(1) All such Common Shares are owned directly by PAHL.

(2) Includes 4,972,625 Common Shares owned directly by FCMI Parent and 10,673,611 Common Shares owned directly by PAHL.

(3) Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.

(4) Ownership representing less than 0.1% of the Common Shares.

(5) Includes 21,700 Common Shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 Common Shares owned directly by Ms. Friedberg, and 516,099 Common Shares owned directly by Buckingham (see note 3).

(6) Includes 10,673,611 Common Shares owned directly by PAHL, 4,972,625 Common Shares owned directly by FCMI Parent, 21,700 Common Shares held in a retirement account, and 516,099 Common Shares owned directly by Buckingham (see note 3). Excludes 29,125 Common Shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.
Transactions in the class effected during the past sixty days:
The 4,419,179 Common Shares acquired by PAHL on March 3, 2025 were acquired through the facilities of the New York Stock Exchange at the price of US$10.64 per share (or an aggregate of US$47,020,064.56).

On February 18, 2025, FCMI Parent acquired 120,000 Common Shares by way of an Issuer private placement at the price of US$12.25 per share (or an aggregate of US$1,470,000).

No other transactions in the Issuer's Common Shares were undertaken by any of the Filing Persons in the 60-day period preceding the filing of this amendment.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No amendment to this Item is being made.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendment to this Item is being made.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No amendment to this Item is being made.

## Signatures
- FCMI Parent Co.: /s/ Dan Scheiner, Vice President (03/05/2025)
- PAN ATLANTIC BANK & TRUST LTD: /s/ Robert Bourque, Managing Director (03/05/2025)
- Albert Friedberg: /s/ Albert Friedberg, Individual (03/05/2025)
- Nancy Friedberg: /s/ Nancy Friedberg, Individual (03/05/2025)
- The Buckingham Charitable Foundation: /s/ Albert D. Friedberg, Trustee (03/05/2025)